September 27, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Pam Howell
Special Counsel

Re:	FTI Consulting, Inc.
Definitive 14A
Filed April 11, 2007
File No. 1-14875

Dear Ms. Howell:

In accordance with your conversation of today with Keith Pisani of Paul, Hastings, Janofsky & Walker LLP, we hereby advise the staff of the Division of Corporation Finance that we are amending the disclosure provided to you in our letters dated September 19, 2007 (the “September 19th Letter”) and September 26, 2007 (the “September 26th Letter”) as follows:

September 19th Letter

We hereby amend the disclosure on page 3 of the September 19th Letter to insert the following language immediately following the heading “ITEM 8.01 – OTHER EVENTS”: “Set forth below is additional information regarding 2007 short-term non-equity incentive or bonus compensation for certain executive officers:”

We also hereby delete the following language that appeared on page 5 of the September 19th Letter as the last sentence of our response to comment 3: “FTI has issued guidance for 2008 of between $1.92 and $2.00 EPS for the year ending December 31, 2007, which if achieved could result in the participants earning bonus awards under the Incentive Plan for 2007.”

September 26th Letter

We hereby amend the September 26th Letter to insert the following after the word “criteria” on the last line of page 1: “for the president and chief executive officer and executive chairman of the board.”

Securities and Exchange Commission

September 27, 2007

We hereby replace the words “These quarterly benchmarks” that appear in the beginning of the first full sentence on page 2 with the following: “The quarterly financial benchmarks.”

We also hereby delete the following language that appeared as the last sentence of the penultimate paragraph of the September 26th Letter: “Investors should look to our published guidance disclosed in our press release dated August 3, 2007 and furnished as an exhibit to our Current Report on Form 8-K furnished to the Securities and Exchange Commission on August 6, 2007 for a discussion of our guidance and the limitations regarding our guidance.”

If you have any questions with respect to the foregoing, please contact Joanne F. Catanese, Associate General Counsel and Secretary of the Company at 410-224-7867 or joanne.catanese@fticonsulting.com.

Very truly yours,

/S/ ERIC B. MILLER

Eric B. Miller

Senior Vice President and General Counsel